                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Corixa Corporation
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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   21887F100
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              November 30, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 21887F100
                                                        PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.R. One, Limited
        23-1729901
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)
                                                                           / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


        Pennsylvania Business Trust
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               505,050
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        505,050
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        505,050
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
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

                                  SCHEDULE 13D

CUSIP NO. 21887F100                                      PAGE 3 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham plc
        98-0101920
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /x/
                                                                       (b) / /
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                  / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        England
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               427,807
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        427,807
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        427,807
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                        Page 4 of 7 Pages

Item 1.  Security and Issuer.

           Common Stock, $.001 Par Value

           Corixa Corporation
           1124 Columbia St., Suite 200
           Seattle, WA  98104

Item 2.  Identity and Background.

           (a) S.R. One, Limited ("SRO"), a Pennsylvania business trust, is a venture capital company.

           SmithKline Beecham plc (SBplc), a company organized under the laws of England, discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related products, and the provision of healthcare services including clinical laboratory testing, disease management, and pharmaceutical benefit management.

           Collectively, SRO and SBplc are sometimes referred to as the "Group".

           (b) The principal business address for SRO is:

               Four Tower Bridge
               200 Barr Harbor Drive, Suite 250
               West Conshohocken, PA  19428-2977

           The principal business address for SBplc is:

               New Horizons Court
               Brentford
               Middlesex
               ENGLAND  TW8 9EP


           (c) Information concerning the Group is set forth in response to
Item 2(a) above.

           (d) During the last five years, the Group has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

           (e) During the last five years the Group was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

           (f) Not applicable.

                                                        Page 5 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

        In May 1996, SRO purchased 1,666,667 shares of Series B Preferred stock for $5,000,001 in a private placement. In connection with the Issuer's initial public offering ("IPO") in October 1997, SRO received 505,050 shares of Common stock upon the conversion of its Series B Preferred stock. On November 30, 1998 SBplc purchased 427,807 shares of Common stock for $2,499,997 in a private placement. In each case, the source of funds is Working Capital.



Item 4.  Purpose of Transaction.

         The Group intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and the Group's own financial plans, the Group may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise. All of the securities acquired have been purchases for investment purposes.


Item 5.  Interest in Securities of the Issuer.

           (a) Amount and Percent Beneficially Owned

               Registered Name      No. of Shares    Percent
               ---------------      -------------    -------
               SRO                     505,050         3.9%
               SBplc                   427,807         3.3%
                                       -------         ----
                                       932,857         7.2%

           (b) The respective members of the Group have sole power to vote and to dispose of all of the shares of Common Stock identified in subparagraph (a) above.

           (c) In May 1996, SRO purchased 1,666,667 shares of Series B Preferred stock for $5,000,001 in a private placement. These shares were converted into 505,050 shares of Common stock following Issuer's IPO in October 1997. Pursuant to a Collaboration and License Agreement ("Agreement") dated October 28, 1998 between SBplc and Issuer, SBplc acquired 427,807 shares of Common Stock for an acquisition price of $2,499,997. In addition, the Agreement provides that Issuer may require SBplc to purchase an additional $2.5 million worth of Corixa common stock at a premium to market.

           (d) The only transactions involving the Group and the Common Stock of the Issuer are the transactions referenced above.

           (e) Not applicable

                                                        Page 6 of 7 Pages


Item 6. Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer.

                None

Item 7.    Materials to be Filed as Exhibits.

           Exhibit 1.  Joint Filing Agreement dated as of February 1, 1999



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  February 1, 1999                    S.R. ONE, LIMITED



                                            By: /s/ Donald F. Parman
                                                Donald F. Parman
                                                Vice President
                                                and Secretary

                                                        Page 7 of 7 Pages

                                    EXHIBIT 1


        The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) under Section 13(d) of the Securities Exchange Act of 1934, as amended, that (1) they shall cause a single Schedule 13D to be filed on behalf of both parties in respect of their ownership interests in the Common Stock of Corixa Corporation and (2) S.R. One, Limited shall be authorized to sign said Schedule 13D and any amendments thereto on behalf of both members of the Group.




                                          S.R. ONE, LIMITED

                                          By:/s/ Donald F. Parman
                                             ------------------------
                                              Donald F. Parman
                                              Vice President
                                              and Secretary


                                          SMITHKLINE BEECHAM plc

                                          By: /s/ Clare McClintock
                                             ------------------------
                                              Clare McClintock
                                              Assistant Secretary


DATED:  February 1, 1999
      --------------------